UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

HILL INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

431466101

(CUSIP Number)

Petrus Securities, L.P.

P.O. Box 269014

Plano, Texas 75026-9014

(972) 535-1949

Attention: Jonathan S. Covin

with a copy to:

Taylor H. Wilson, Esq.

W. Scott Wallace, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 20171

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This Amendment No. 1 is voluntarily filed by the Reporting Persons to disclose that, as of November 14, 2016, the Reporting Persons ceased to beneficially own more than five percent of the Common Stock of the Issuer.

CUSIP No. 431466101

1.	Names of Reporting Persons Petrus Securities, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,546,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,546,073
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431466101

1.	Names of Reporting Persons Petrus Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,546,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,546,073
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431466101

1.	Names of Reporting Persons Petrus Trust Company, LTA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,546,073
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,546,073
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,546,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 1 to Schedule 13D (this “Amendment”) is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D relating to shares of common stock (the “Common Stock”) of Hill International, Inc., a Delaware corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission on July 19, 2016 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment constitutes an “exit filing” with respect to Schedule 13D for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Items 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

“(b)    Number of shares as to which each Reporting Person has:

(i)    sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)     shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)     sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)     shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Petrus Securities is the direct beneficial owner of the securities covered by this Schedule 13D. Petrus Securities has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by it.

As general partner of Petrus Securities, Petrus Capital Management may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Petrus Securities. Petrus Capital Management does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Petrus Securities.

As investment manager to Petrus Securities, Petrus Trust Company may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Petrus Securities. Petrus Trust Company does not own any shares of Common Stock of the Issuer directly and Petrus Trust Company disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Petrus Securities.

As of the time of filing, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
07/06/17	Petrus Securities, L.P.		41,695	$5.5234(1)	Open Market Transaction

(1)	Excluding commissions.”

Item 5(e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(e)     As of November 14, 2016, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Issuer.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2017

PETRUS SECURITIES, L.P.

By:	/s/ Steven Blasnik
Name:	Steven Blasnik
Title:	President

PETRUS CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Blasnik
Name:	Steven Blasnik
Title:	President

PETRUS TRUST COMPANY, LTA

By:	/s/ Steven Blasnik
Name:	Steven Blasnik
Title:	Vice President